Pepco Holdings, Inc

NEWS RELEASE

701 Ninth Street NW
Washington, DC 20068
pepcoholdings.com
NYSE: POM

FOR IMMEDIATE RELEASE
May 6, 2011

Media Contact: Robert Hainey, 202-872-2680
rshainey@pepco.com

Investor Contact: Donna Kinzel, 302-429-3004
donna.kinzel@pepcoholdings.com

Pepco Holdings Reports First-Quarter 2011 Financial Results;
Reaffirms Full-Year 2011 Earnings Guidance

Pepco Holdings, Inc. (NYSE: POM) today reported first quarter 2011 earnings from continuing operations of $62 million, or 27 cents per share, compared to $28 million, or 13 cents per share, in the first quarter of 2010. There were no special items in either period. The weighted average number of basic shares outstanding for the first quarter of 2011 was 225 million compared to 222 million for the first quarter of 2010.

The earnings increase for the first quarter of 2011 as compared to the 2010 quarter was caused by a number of factors including higher transmission revenue (primarily due to increased investment in transmission assets), higher distribution revenue (primarily due to higher distribution rates driven by higher costs and increased investment in distribution assets to enhance reliability), and lower interest expense. Higher Power Delivery operation and maintenance expense (primarily due to increased corrective and preventative electric system maintenance, increased tree trimming, and other reliability expenditures), partially offset the earnings increases.

"Our earnings from continuing operations reflect the positive effects of our investment in utility infrastructure and reasonable regulatory outcomes," said Joseph M. Rigby, Chairman, President and Chief Executive Officer. "During the quarter, we continued to make good progress on a number of important Power Delivery initiatives. The investments made as part of our Reliability Enhancement Plan are on track and reflect our commitment to reduce power outages and improve service to our customers. Our Blueprint for the Future initiatives are moving forward with advanced meter installations continuing in Delaware and the District of Columbia. Also, we recently filed a dynamic pricing proposal in Delaware that will reward our customers for lowering their energy use during periods when energy demand is high." Rigby added, "For the remainder of 2011, we will remain focused on executing our business plan with a focus on improving reliability and the customer experience."

Discontinued Operations

In 2010, the Board of Directors of Pepco Holdings approved a plan for the disposition of Conectiv Energy. The plan consisted of the sale of the wholesale power generation business, which was completed on July 1, 2010, and the liquidation of all of Conectiv Energy's remaining assets and businesses, which has been substantially completed. As a result of the plan of disposition, Conectiv Energy's results of operations for the 2011 and 2010 quarterly periods are reported as discontinued operations. For the first quarter of 2011, earnings from discontinued operations were $2 million.

Earnings Guidance

Pepco Holdings reaffirms its earnings guidance range for 2011 of between $1.10 and $1.25 per share. The guidance range excludes the results of discontinued operations and the impact of any special, unusual, or extraordinary items. The guidance range assumes normal weather and excludes the net mark-to-market effects of economic hedging activities associated with the retail energy supply business at Pepco Energy Services.

Recent Events

Operations

- Power Delivery electric sales were 12,148 gigawatt hours (GWh) in the first quarter of 2011, compared to 12,146 GWh for the same period in the prior year. In the electric service territory, heating degree days increased by 2% for the three months ended March 31, 2011, compared to the same period in 2010. Weather adjusted electric sales were 12,114 GWh in the first quarter of 2011, compared to 12,091 GWh for the same period in the prior year.

- Through March 31, 2011, Delmarva Power had installed approximately 281,000 advanced meters in its Delaware electric service territory. The electric meter exchanges are expected to be completed in the second quarter of 2011 and activation is expected to be completed in the third quarter of 2011. The Delaware Public Service Commission (DPSC) has approved the creation of a regulatory asset to defer Advanced Metering Infrastructure (AMI) costs between rate cases, as well as the accrual of a return on the deferred costs.

- Through March 31, 2011, Pepco had installed approximately 50,000 advanced meters in its District of Columbia service territory. Pepco expects to complete the meter exchanges by the end of 2011. The District of Columbia Public Service Commission (DCPSC) has approved the creation of a regulatory asset to defer AMI costs between rate cases, as well as the accrual of a return on the deferred costs.

- In June 2011, Pepco plans to begin full deployment of advanced meters in its Maryland service territory, with the goal of having the installations completed in the third quarter of 2012. The Maryland Public Service Commission (MPSC) has approved the creation of a regulatory asset to defer AMI costs between rate cases, as well as the accrual of a return on the deferred costs.

2

- In the first quarter of 2011, Pepco Energy Services signed $8 million in energy efficiency contracts.

- In the first quarter of 2011, Pepco Energy Services incurred $2 million of net mark-to-market losses on energy contracts for the retail energy supply business.

Regulatory Matters

- On March 22, 2011, Delmarva Power made a filing with the DPSC requesting permission to implement a dynamic pricing plan for its Delaware customers to be phased in beginning in 2012. Under the proposed Critical Peak Rebate structure, the plan would reward Standard Offer Service customers for lowering their energy use during critical peak periods when energy demand and, consequently, the cost of supplying electricity are higher.

- On April 27, 2011, Pepco and Delmarva Power, applicants to the filing pending before the MPSC seeking approval to build the Mid-Atlantic Power Pathway (MAPP) project, requested a six-month delay to the procedural schedule. The request is supported, or not opposed, by most of the parties to the case. The proposed revision to the schedule calls for direct testimony of the parties to be filed in December 2011 and evidentiary hearings to be held in March 2012. The request was made to allow the completion of PJM Interconnection's annual evaluation of the region's over-all transmission needs. PJM has stated that it expects to complete this evaluation in August 2011. The outcome of the evaluation could result in a delay of the in-service date for the MAPP project beyond the current in-service date of June 1, 2015.

Financing

- On February 25, 2011, Atlantic City Electric redeemed all of its outstanding cumulative preferred stock for approximately $6 million. This redemption leaves no outstanding preferred stock at PHI or its subsidiaries.

- On April 5, 2011, Atlantic City Electric issued $200 million of first mortgage bonds. The bonds bear interest at an annual fixed rate of 4.35% and are due April 1, 2021. The proceeds from the sale of the bonds were used to redeem Atlantic City Electric commercial paper and for general corporate purposes.

- On May 2, 2011, Delmarva Power repurchased $35 million of 4.9% tax-exempt put bonds due 2026 pursuant to a mandatory repurchase obligation. Delmarva Power plans to remarket the bonds during the second quarter of this year.

Cross-Border Leases

- In January 2011, PHI paid $74 million of additional tax associated with the disallowed deductions from its cross-border energy lease investment in connection with the audit of its

3

2001 and 2002 income tax returns, plus penalties of $1 million. PHI intends to pay any interest associated with the disallowed deductions once the IRS assesses the amount due. PHI currently intends to file a refund claim for the additional taxes and related interest and penalties incurred by reason of the disallowed deductions, which it expects the IRS to deny, and if so, PHI intends to pursue litigation in the U.S. Court of Federal Claims against the IRS to defend its tax position and recover the tax payment, interest, and penalties. Absent a settlement, litigation against the IRS may take several years to resolve.

Further details regarding changes in consolidated earnings between 2011 and 2010 can be found in the following schedules. Additional information regarding financial results and recent regulatory events can be found in the Pepco Holdings, Inc. Form 10-Q for the quarter ended March 31, 2011 as filed with the Securities and Exchange Commission, and which also is available at www.pepcoholdings.com/investors.

CONFERENCE CALL FOR INVESTORS

Pepco Holdings, Inc. will host a conference call to discuss first quarter results on Friday, May 6 at 10:00 a.m. E.T. Investors, members of the media and other interested persons may access the conference call on the Internet at http://www.pepcoholdings.com/investors or by calling 1-866-314-5232 before 9:55 a.m. The pass code for the call is 68128089. International callers may access the call by dialing 1-617-213-8052, using the same pass code, 68128089. An on-demand replay will be available for seven days following the call. To hear the replay, dial 1-888-286-8010 and enter pass code 52596460. International callers may access the replay by dialing 1-617-801-6888 and entering the same pass code 52596460. An audio archive will be available at Pepco Holdings' Web site, http://www.pepcoholdings.com/investors.

Note: If any non-GAAP financial information (as defined by the Securities and Exchange Commission in Regulation G) is used during the quarterly earnings conference call, a presentation of the most directly comparable GAAP measure and a reconciliation of the differences will be available at http://www.pepcoholdings.com/investors.

About PHI: Pepco Holdings, Inc. (NYSE: POM) is one of the largest energy delivery companies in the Mid-Atlantic region, serving about 1.9 million customers in Delaware, the District of Columbia, Maryland and New Jersey. PHI subsidiaries Pepco, Delmarva Power and Atlantic City Electric provide regulated electricity service; Delmarva Power also provides natural gas service. PHI also provides energy efficiency and renewable energy services through Pepco Energy Services.

Forward-Looking Statements: Except for historical statements and discussions, the statements in this news release constitute "forward-looking statements" within the meaning of federal securities law. These statements contain management's beliefs based on information currently available to management and on various assumptions concerning future events. Forward-looking statements are not a guarantee of future performance or events. They are subject to a number of uncertainties and other factors, many of which are outside the company's control. Factors that could cause actual results to differ materially from those in the forward-looking statements herein include general economic, business and financing conditions; availability and cost of capital; changes in laws, regulations or regulatory policies; weather conditions; competition; governmental actions; and other presently unknown or unforeseen factors. These uncertainties and factors could cause actual results to differ materially from such statements. Pepco Holdings disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to understand further the results and prospects of Pepco Holdings.

Pepco Holdings, Inc.

Earnings Per Share Variance
2011 / 2010

| | 1st Quarter | | | | |
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other	Total PHI
2010 Net Income/(Loss) (GAAP) – Continuing Operations 1/	$ 0.09	$ 0.06	$ 0.02	$ (0.04)	$ 0.13
Change from 2010 Net Income/(Loss)					
Regulated Operations					
• Distribution Revenue					
- Weather (estimate) 2/	0.01	–	–	–	0.01
- Rate Increases (Pepco/DC & MD, DPL/DE and ACE)	0.06	–	–	–	0.06
- Other Distribution Revenue	0.01	–	–	–	0.01
• Network Transmission Revenue	0.05	–	–	–	0.05
• ACE Basic Generation Service (primarily unbilled revenue)	0.01	–	–	–	0.01
• Standard Offer Service Margin	0.01	–	–	–	0.01
• Operation & Maintenance	(0.07)	–	–	–	(0.07)
• Depreciation	(0.01)	–	–	–	(0.01)
• Other, net	0.02	–	–	–	0.02
Pepco Energy Services					
• Retail Energy Supply	–	(0.02)	–	–	(0.02)
• Energy Services	–	0.01	–	–	0.01
Other Non-Regulated	–	–	0.01	–	0.01
Net Interest Expense	–	–	–	0.04	0.04
Income Tax Adjustments	0.03	–	–	(0.02)	0.01
Dilution	–	–	–	–	–
2011 Net Income/(Loss)(GAAP) – Continuing Operations 3/	**0.21**	**0.05**	**0.03**	**(0.02)**	**0.27**
Discontinued Operations	–	–	–	0.01	0.01
Total PHI 2011 Net Income	**$ 0.21**	**$ 0.05**	**$ 0.03**	**$ (0.01)**	**$ 0.28**

1/ The 2010 weighted average number of basic shares outstanding was 222 million.

2/ The effect of weather compared to the 20-year average weather is estimated to have no impact on earnings per share.

3/ The 2011 weighted average number of basic shares outstanding was 225 million.

SEGMENT INFORMATION

| | Three Months Ended March 31, 2011 | | | | |
| | (millions of dollars) | | | | |
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue..	$ 1,249	$ 373	$ 14	$ (2)	$ 1,634
Operating Expenses (b)...	1,131	357	2	(5)	1,485
Operating Income..	118	16	12	3	149
Interest Income..	–	–	1	(1)	–
Interest Expense	50	1	3	8	62
Other Income (Expenses).......................................	8	1	(1)	1	9
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit)...............................	29	6	2	(3)	34
Net Income (Loss) from Continuing Operations.....	47	10	6	(1)	62
Total Assets (c)………………………………….…	10,667	613	1,645	1,295	14,220
Construction Expenditures.....................................	$ 160	$ 1	$ –	$ 10	$ 171

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Additionally, Corporate and Other includes intercompany amounts of $(2) million for Operating Revenue, $(2) million for Operating Expense, $(5) million for Interest Income, $(4) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $105 million, consisting of $97 million for Power Delivery, $4 million for Pepco Energy Services and $4 million for Corporate and Other.

(c) Excludes assets held for sale.

| | Three Months Ended March 31, 2010 | | | | |
| | (millions of dollars) | | | | |
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other (a)	PHI Consolidated
Operating Revenue..	$ 1,262	$ 547	$ 13	$ (3)	$ 1,819
Operating Expenses (b)...	1,169	522	1	(4)	1,688
Operating Income..	93	25	12	1	131
Interest Income..	–	–	1	(1)	–
Interest Expense	51	5	4	23	83
Other Income (Expenses).......................................	4	1	(1)	1	5
Preferred Stock Dividends	–	–	1	(1)	–
Income Tax Expense (Benefit)	26 (c)	8	3	(12) (d)	25
Net Income (Loss) from Continuing Operations.....	20	13	4	(9)	28
Total Assets (e)………………………………….…	10,223	757	1,548	1,238	13,766
Construction Expenditures.....................................	$ 151	$ 1	$ –	$ 7	$ 159

(a) Total Assets in this column includes Pepco Holdings' goodwill balance of $1.4 billion, all of which is allocated to the Power Delivery segment for purposes of assessing impairment. Total assets also include capital expenditures related to certain hardware and software expenditures which primarily benefit the Power Delivery business. These expenditures are recorded as incurred in the Corporate and Other segment and are allocated to Power Delivery once the assets are placed in service. Additionally, Corporate and Other includes intercompany amounts of $(3) million for Operating Revenue, $(4) million for Operating Expense, $(12) million for Interest Income, $(12) million for Interest Expense, and $(1) million for Preferred Stock Dividends.

(b) Includes depreciation and amortization of $89 million, consisting of $82 million for Power Delivery, $4 million for Pepco Energy Services, and $3 million for Corporate and Other.

(c) Includes $8 million reversal of accrued interest income on uncertain and effectively settled state income tax positions.

(d) Includes $8 million reversal of valuation allowances on deferred tax assets related to state net operating losses partially offset by a charge of $4 million to write off a deferred tax asset related to the Medicare Part D subsidy.

(e) Excludes assets held for sale.

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three Months Ended March 31, 2011	Three Months Ended March 31, 2010
	(millions of dollars, except per share data)	
Operating Revenue		
Power Delivery	$ 1,249	$ 1,262
Pepco Energy Services	373	547
Other	12	10
Total Operating Revenue	1,634	1,819
Operating Expenses		
Fuel and purchased energy	995	1,287
Other services cost of sales	43	25
Other operation and maintenance	234	214
Depreciation and amortization	105	89
Other taxes	111	92
Deferred electric service costs	(3)	(19)
Total Operating Expenses	1,485	1,688
Operating Income	149	131
Other Income (Expenses)		
Interest expense	(62)	(83)
Loss from equity investments	(1)	(1)
Other income	10	6
Total Other Expenses	(53)	(78)
Income from Continuing Operations Before Income Tax Expense	96	53
Income Tax Expense Related to Continuing Operations	34	25
Net Income from Continuing Operations	62	28
Income from Discontinued Operations, net of Income Taxes	2	8
Net Income	64	36
Retained Earnings at Beginning of Period	1,059	1,268
Dividends Paid on Common Stock	(61)	(60)
Retained Earnings at End of Period	$ 1,062	$ 1,244
Basic and Diluted Share Information		
Weighted average shares outstanding (millions)	225	222
Earnings per share of common stock from Continuing Operations	$ 0.27	$ 0.13
Earnings per share of common stock from Discontinued Operations	0.01	0.03
Basic and diluted earnings per share	$ 0.28	$ 0.16

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2011	December 31, 2010
	(millions of dollars)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 18	$ 20
Restricted cash equivalents	13	11
Accounts receivable, less allowance for uncollectible accounts of $50 million and $51 million, respectively	939	1,027
Inventories	116	126
Derivative assets	31	45
Prepayments of income taxes	225	276
Deferred income tax assets, net	50	90
Prepaid expenses and other	78	51
Conectiv Energy assets held for sale	21	111
Total Current Assets	1,491	1,757
INVESTMENTS AND OTHER ASSETS		
Goodwill	1,407	1,407
Regulatory assets	1,870	1,915
Investment in finance leases held in trust	1,437	1,423
Income taxes receivable	97	114
Restricted cash equivalents	6	5
Assets and accrued interest related to uncertain tax positions	4	11
Other	169	169
Conectiv Energy assets held for sale	1	6
Total Investments and Other Assets	4,991	5,050
PROPERTY, PLANT AND EQUIPMENT		
Property, plant and equipment	12,255	12,120
Accumulated depreciation	(4,495)	(4,447)
Total Property, Plant and Equipment	7,760	7,673
TOTAL ASSETS	$ 14,242	$ 14,480

PEPCO HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	March 31, 2011		December 31, 2010	
	(millions of dollars, except shares)			
LIABILITIES AND EQUITY				
CURRENT LIABILITIES				
Short-term debt	$	567	$	534
Current portion of long-term debt and project funding		78		75
Accounts payable and accrued liabilities		505		587
Capital lease obligations due within one year		7		8
Taxes accrued		101		96
Interest accrued		76		45
Liabilities and accrued interest related to uncertain tax positions		4		3
Derivative liabilities		61		66
Other		275		321
Liabilities associated with Conectiv Energy assets held for sale		9		62
Total Current Liabilities		1,683		1,797
DEFERRED CREDITS				
Regulatory liabilities		533		528
Deferred income taxes, net		2,778		2,714
Investment tax credits		25		26
Pension benefit obligation		227		332
Other postretirement benefit obligations		430		429
Income taxes payable		-		2
Liabilities and accrued interest related to uncertain tax positions		59		148
Derivative liabilities		14		21
Other		182		175
Liabilities associated with Conectiv Energy assets held for sale		-		10
Total Deferred Credits		4,248		4,385
LONG-TERM LIABILITIES				
Long-term debt		3,626		3,629
Transition bonds issued by ACE Funding		323		332
Long-term project funding		15		15
Capital lease obligations		86		86
Total Long-Term Liabilities		4,050		4,062
COMMITMENTS AND CONTINGENCIES				
EQUITY				
Common stock, $.01 par value – authorized 400,000,000 shares, 225,770,379 and 225,082,252 shares outstanding, respectively		2		2
Premium on stock and other capital contributions		3,287		3,275
Accumulated other comprehensive loss		(90)		(106)
Retained earnings		1,062		1,059
Total Shareholders' Equity		4,261		4,230
Non-controlling interest		-		6
Total Equity		4,261		4,236
TOTAL LIABILITIES AND EQUITY	$	14,242	$	14,480

POWER DELIVERY SALES AND REVENUES

Power Delivery Sales (Gigawatt Hours)	Three Months Ended March 31,	
	2011	2010
Regulated T&D Electric Sales		
Residential	4,775	4,877
Commercial and industrial	7,305	7,201
Other	68	68
Total Regulated T&D Electric Sales	12,148	12,146
Default Electricity Supply Sales		
Residential	4,298	4,680
Commercial and industrial	1,558	1,755
Other	19	25
Total Default Electricity Supply Sales	5,875	6,460

Power Delivery Electric Revenue (Millions of dollars)	Three Months Ended March 31,	
	2011	2010
Regulated T&D Electric Revenue		
Residential	$ 168	$ 149
Commercial and industrial	202	183
Other	82	65
Total Regulated T&D Electric Revenue	$ 452	$ 397
Default Electricity Supply Revenue		
Residential	$ 469	$ 521
Commercial and industrial	168	179
Other	42	55
Total Default Electricity Supply Revenue	$ 679	$ 755
Other Electric Revenue	$ 16	$ 15
Total Electric Operating Revenue	$ 1,147	$ 1,167

Power Delivery Gas Sales and Revenue	Three Months Ended March 31,	
	2011	2010
Regulated Gas Sales (Bcf)		
Residential	4	4
Commercial and industrial	2	2
Transportation and other	3	2
Total Regulated Gas Sales	9	8
Regulated Gas Revenue (Millions of dollars)		
Residential	$ 57	$ 55
Commercial and industrial	31	30
Transportation and other	3	2
Total Regulated Gas Revenue	$ 91	$ 87
Other Gas Revenue	$ 11	$ 8
Total Gas Operating Revenue	$ 102	$ 95
Total Power Delivery Operating Revenue	$ 1,249	$ 1,262

POWER DELIVERY – CUSTOMERS

	March 31, 2011	March 31, 2010
Regulated T&D Electric Customers (in thousands)		
Residential	1,638	1,630
Commercial and industrial	198	198
Other	2	2
Total Regulated T&D Electric Customers	1,838	1,830
Regulated Gas Customers (in thousands)		
Residential	114	114
Commercial and industrial	10	9
Transportation and other	–	–
Total Regulated Gas Customers	124	123

WEATHER DATA - CONSOLIDATED ELECTRIC SERVICE TERRITORY

	Three Months Ended March 31,	
	2011	**2010**
Heating Degree Days	2,355	2,307
20 Year Average	2,302	2,265
Percentage Difference from Average	2.3%	1.9%
Percentage Difference from Prior Year	2.1%	
Cooling Degree Days	–	–
20 Year Average	2	2
Percentage Difference from Average	-100.0%	-100.0%
Percentage Difference from Prior Year	N/A	

PEPCO ENERGY SERVICES

Operating Summary		Three Months Ended March 31,	
(Millions of dollars)		**2011**	**2010**
Retail Electric Sales (GWh)		2,009 [3]	3,301
Retail Energy Supply [1]			
Operating Revenue [2]	$	313	$ 509
Cost of Goods Sold [2]		289	472
Gross Margin		24 [4]	37
Operation and Maintenance Expenses		9	12
Depreciation		3	3
Operating Expense		12	15
Operating Income		**12**	**22**
Energy Services			
Operating Revenue [2]	$	64 [5]	$ 45
Cost of Goods Sold [2]		47	31
Gross Margin		17	14
Operation and Maintenance Expenses		10 [6]	8
Depreciation		2	2
Operating Expense		12	10
Operating Income		**5**	**4**
Unallocated Overhead Cost		1	1
Operating Income	$	**16**	$ **25**

Notes:

(1) Retail Energy Supply includes power generation.

(2) Certain transactions among Pepco Energy Services businesses are not eliminated.

(3) Retail electric sales decreased due to the continuing expiration of existing contracts in connection with the wind down of the retail energy supply business.

(4) Retail Energy Supply gross margin decreased due to the continuing expiration of existing retail energy supply contracts.

(5) Energy Services revenue increased due to construction activities.

(6) Operation and maintenance expense increased due to the maintenance of various distribution systems for the thermal services business, and higher project development and personnel costs due to growth of the energy services business.